Exhibit 99.1

Bilibili Inc. Announces Results of Annual General Meeting

SHANGHAI, June 30, 2023 — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced that its annual general meeting (the “AGM”) was held in Shanghai on June 30, 2023 and all the proposed resolutions set out in the notice of AGM (the “Proposed Resolutions”) were duly passed at the AGM.

After the adoption of the Proposed Resolutions, all corporate authorizations and actions contemplated thereunder are approved, including, among other things, that (i) Ms. Ni Li and Mr. Yi Xu are re-elected as directors of the Company and Mr. Guoqi Ding is re-elected as an independent director of the Company; and (ii) the directors of the Company are granted a general mandate to allot, issue, and deal with additional Class Z ordinary shares or equivalents and a general mandate to repurchase the Company’s shares and/or American depositary shares, respectively, on the terms and in the periods as set out in the notice of AGM.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday lives of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bonds among them. Bilibili pioneered the “bullet chatting” feature, a live comment function that has transformed our users’ viewing experience by displaying the thoughts and feelings of audience members viewing the same video. The Company has now become the welcoming home of diverse interests among young generations in China and the frontier for promoting Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: bilibili@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

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